Consent of Independent Public Accounting Firm

We hereby consent to the use of our report dated April 23, 2014 with respect to the statements of financial condition, including the condensed schedule of investments, of Braddock Structured Opportunities Fund, L.P. and Braddock Structured Opportunities Fund Series A, LP as of December 31, 2013, and the related statements of operations, changes in partners’ capital, and cash flows for the year then ended.  We also consent to the use of our report dated April 25, 2014 with respect to the statement of financial condition, including the condensed schedule of investments, of Mortgage Opportunity Fund VIII, L.P. as of December 31, 2013, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended, both included in Amendment No 1 of the Registration Statement on Form N-1A.

/s/ Rothstein Kass

Roseland, New Jersey
December 30, 2015